Hologear LLC

Financial Statements
With Accountant's Report
For the Period Ended December 31, 2019

MICHAEL DEESE AND ASSOCIATES

Certified Public Accountants

Tax Accounting Financial Planning

TABLE OF CONTENTS

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of HOLOGEAR LLC, which comprise the balance sheet as of December 31, 2019, and the related statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review and verification procedures, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accountingprinciples generally accepted in the United States of America.

Michael Deese

CPA, CMA

Michael Deese and Associates
Independent Certified Public Accountants

October 12, 2021

HoloGear, LLC

Balance Sheet

Year Ending December 31, 2019

ASSETS

Current Assets		
Cash, Unrestricted	$	39,355
Pre-Paid Inventory		68,855
Inventory		58,143
Prepaid Expenses		7,087
Total Current Assets		**173,440**
Other Assets		
Deposits		2,000
Intangible Assets		13,664
(Accumulated Depreciation & Amortization)		(532)
Total Other Assets		**15,132**
TOTAL ASSETS	**$**	**188,572**

HoloGear, LLC

Balance Sheet

Year Ending December 31, 2019

LIABILITIES AND MEMBERS EQUITY

Current Liabilities	
Accrued Interest Payable	6,308
Credit Cards	1,355
Deferred Revenue	22,631
Loans Payable (< 1 year)	122,613
Sales Tax Payable	39,506
Total Current Liabilities	**192,413**
Long Term Liabilities	
Long Term Debt	-
Loans From Member (Jonah)	8,296
Total Liabilities	**200,709**
Members Equity	
Members Equity	12,539
(Distributions)	-
Net Income	(24,676)
Total Equity	**(12,137)**
TOTAL LIABILITIES AND MEMBERS EQUITY	**$ 188,572**

HoloGear LLC Ownership Capitalization Table 2019		
	Capital ($)	% Ownership
Shareholders		
Founder - Ryan Richards	$3,500	43.75%
Founder - Jonah Belanger	$6,000	46.25%
Partner - Chris Sossong	$1,000	10.00%
Total	**$10,500**	**100.00%**

Hologear, LLC

Income Statement
12 Months Ending December 31st, 2019

Sales and Revenue		**2019**
Gross Sales	$	751,657
Refunds		(11,876)
Sales Discounts		(35,338)
Sales Tax Reconciliation		(40,544)
Total Sales and Revenue		663,899
Cost of Goods Sold		
Cost of Inventory		251,397
Shrinkage		9,132
Shipping		71,254
Total Cost of Goods Sold		331,783
Gross Profit		**332,116**
Operating Expenses		
Advertising & Marketing		289,034
Amortization & Depreciation		532
Bank Fees		389
Contractors		5,073
Guaranteed Payments to Members		15,992
Insurance Expense		-
Interest Expense		16,255
Legal and Professional		1,375
Meals and Entertainment		3,357
Office Supplies & Software		9,989
PayPal Fees		13,353
Payroll Fees		123
Payroll and UE Taxes		-
Rent and Lease		-
Taxes and Licenses		100
Travel		1,145
Utilities		75
Total Operating Expenses		356,792
Other Income Gain (Loss)		-
Net Income from Operations	$	**(24,676)**

HoloGear LLC
Statement of Cash Flows
January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	-24,676
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-58,141
Inventory:Prepaid	-68,858
Prepaid Expenses	-7,087
Accumulated Amortization	532
Credit Cards	1,355
Accrued Interest Payable	6,308
Deferred Revenue	22,631
Short Term Liablities	162,120
Total Adjustments to reconcile Net Income to Net Cash provided	**58,860**
Net cash provided by operating activities	**34,185**
INVESTING ACTIVITIES	
Intangible assets and PP&E (Net of Dep.)	-13,664
Security Deposit (Rent)	-2,000
Net cash provided by investing activities	**-15,664**
FINANCING ACTIVITIES	
Loans From Member (Jonah	8,296
Changes in Member's Equity	12,539
Net cash provided by financing activities	**20,834**
Net cash increase for period	**39,355**
Cash at end of period	**39,355**

Hologear LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2019

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement include information from January 1, 2019 through December 31, 2019.

A new age asset management startup company built around a patented process combining music and capitalism. The patent allows a musician to be incorporated and the music catalogue profits to be the financial instrument traded on the open market making more plays equal more liquidity for investors who hold shares.

Hologear LLC, created in May 2019 and was originally incorporated in the State of Illinois.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The financial statements include the accounts of Hologear LLC (collectively, the "Company). The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of

assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $0 for the year ending December 31, 2019.
or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

1. Summary of Significant Accounting Policies (continued)

Equity Based Compensation (continued)

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that thecommitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expenseand credited to additional paid-in capital.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.